UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

Fan Yu

Ally Bridge LB Management Limited

Unit 3002-3004, 30th Floor

Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

With a copy to:

Michael G. DeSombre

Sullivan & Cromwell

28th Floor

Nine Queen’s Road Central

Hong Kong

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 80862K104	Page 2 of 12

1.	Names of Reporting Persons Ally Bridge LB Healthcare Master Fund Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.4%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 49,376,787 shares of Common Stock issued and outstanding as of November 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2015.

CUSIP No. 80862K104	Page 3 of 12

1.	Names of Reporting Persons Ally Bridge LB Management Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.4%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge LB Management Limited holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 49,376,787 shares of Common Stock issued and outstanding as of November 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the SEC on November 9, 2015.

CUSIP No. 80862K104	Page 4 of 12

1.	Names of Reporting Persons ABG Management Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.4%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge LB Management Limited holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited. Fan Yu is a director and shareholder of Ally Bridge LB Management Limited and the director and shareholder of ABG Management Limited.
(2)	Calculated based on 49,376,787 shares of Common Stock issued and outstanding as of November 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the SEC on November 9, 2015.

CUSIP No. 80862K104	Page 5 of 12

1.	Names of Reporting Persons Fan Yu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.4%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Mr. Yu is a director and shareholder of Ally Bridge LB Management Limited, which holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 49,376,787 shares of Common Stock issued and outstanding as of November 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the SEC on November 9, 2015.

CUSIP No. 80862K104	Page 6 of 12

1.	Names of Reporting Persons Bin Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.4%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Mr. Li is a director and shareholder of Ally Bridge LB Management Limited, which holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 49,376,787 shares of Common Stock issued and outstanding as of November 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the SEC on November 9, 2015.

CUSIP No. 80862K104	Page 7 of 12

Item 1.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value US$0.001 per share (the “Common Stock”), of SciClone Pharmaceuticals, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 950 Tower Lane, Suite 900, Foster City, CA 94404.

Item 2.

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 7.01.

(a) This Schedule 13D is filed by (i) Ally Bridge LB Healthcare Master Fund Limited, a limited company incorporated under the laws of the Cayman Islands, (ii) Ally Bridge LB Management Limited, a limited company incorporated under the laws of the Cayman Islands, (iii) ABG Management Limited, a limited company incorporated under the laws of the Cayman Islands, (iv) Mr. Fan Yu, a director and executive officer of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited and (v) Mr. Bin Li, a director and executive officer of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited (Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited, ABG Management Limited, Mr. Yu and Mr. Li collectively being referred to as the “Reporting Persons”).

Certain information of the directors and executive officers of Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited and ABG Management Limited is set forth on Schedule I attached hereto.

(b) The address of the principal business and principal office of each of the Reporting Persons is Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(c) The principal business of Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited and ABG Management Limited is the acquiring, holding, managing, supervising and disposing of investments in various businesses. Mr. Yu’s principal occupation is serving as the director of ABG Management Limited. Mr. Li’s principal occupation is serving as a director of Ally Bridge LB Healthcare Master Fund Limited.

(d) During the last five years, none of the Reporting Persons or or any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons or any person named in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 80862K104	Page 8 of 12

(f) Mr. Yu is a citizen of the Hong Kong. Mr. Li is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Ally Bridge LB Healthcare Master Fund Limited acquired an aggregate of 678,077 shares of Common Stock from the open market between July 15, 2015 and October 22, 2015 for an aggregate purchase price of approximately US$6.2 million. The purchases were funded from the working capital of Ally Bridge LB Healthcare Master Fund Limited injected by its non-voting shareholders.

Item 4.	Purpose of the Transaction

The Reporting Persons consummated the transactions in the open market between July 15, 2015 and October 22, 2015 for financial investment purposes.

In connection with the announcement made by the Issuer on February 4, 2016 regarding initiating a process (the “Process”) to identify, examine and consider a range of strategic alternatives available to the Issuer, ABG Management Limited, GL Capital Management GP Limited, Jade Park Investments Limited and Bank of China Group Investment Limited (each a “Sponsor” and collectively, the “Sponsors”) entered into a consortium agreement (the “Consortium Agreement”) on February 22, 2016, pursuant to which the parties thereto agreed to cooperate and proceed in good faith to participate in the Process and/or the transaction contemplated under the Process (the “Transaction”), including taking one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Sponsors have also agreed to work exclusively with each other in connection with the Process for a period of six months (or a shorter period if the Consortium Agreement is terminated before then) on the terms and subject to the conditions set forth in the Consortium Agreement.

In light of the Issuer’s requirement of confidentiality with regard to the Process, the Reporting Persons do not intend to update the Schedule 13D regarding any proposals which may be submitted to the Issuer in response to any specific or general invitation from the Issuer in connection with the Process or the status of any negotiation regarding any such proposals unless and until either the Sponsors and/or their respective affiliates enter into any definitive agreement with the Issuer in connection therewith or ABG Management Limited and/or its affiliates cease to participate in the Process.

References to the Consortium Agreement are qualified in its entirety, a copy of which is attached hereto as Exhibit 7.02 and incorporated herein by reference.

CUSIP No. 80862K104	Page 9 of 12

Item 5.	Interest in Securities of the Issuer

(a) The percentages used herein are calculated based upon the 49,376,787 shares of Common Stock that were outstanding as of November 5, 2015 as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on November 9, 2015.

Ally Bridge LB Healthcare Master Fund Limited directly holds the 678,077 shares of Common Stock, representing approximately 1.4% of the outstanding Common Stock. Ally Bridge LB Management Limited owns the sole voting share in Ally Bridge LB Healthcare Master Fund Limited. Mr. Fan Yu and Mr. Bin Li are the shareholders and directors of Ally Bridge LB Management Limited, and Mr. Yu is the shareholder and director of ABG Management Limited. Ally Bridge LB Management Limited, by virtue of it being the holder of sole voting share of Ally Bridge LB Healthcare Master Fund Limited, and each of Mr. Yu and Mr. Li, by virtue of being a shareholder and director of Ally Bridge LB Management Limited, may be deemed to have voting control and investment discretion over the securities held by Ally Bridge LB Healthcare Master Fund Limited. Each of Ally Bridge LB Management Limited, ABG Management Limited, Mr. Yu and Mr. Li disclaims beneficial ownership of such securities and this Schedule 13D shall not be deemed an admission that any of them is the beneficial owner of, or has any pecuniary interest in, such securities for any purposes.

In addition, pursuant to Section 13(d)(3) of the Exchange Act, the Reporting Persons, the other Sponsors and certain of their respective affiliates may, on the basis of the facts described elsewhere herein, be considered to be a “group”. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any Common Stock as may be beneficially owned by GL Capital Management GP Limited, Jade Park Investments Limited or Bank of China Group Investment Limited, or any of their respective affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Ally Bridge LB Healthcare Master Fund Limited has the power to vote or direct the vote and to dispose or direct the disposition of 678,077 shares of Common Stock. Ally Bridge LB Management Limited may, by virtue of its or their ownership interest in Ally Bridge LB Healthcare Master Fund Limited, and each of Mr. Yu and Mr. Li, as a shareholder and director of Ally Bridge LB Management Limited, may be deemed to share with Ally Bridge LB Healthcare Master Fund Limited the power to vote or to direct the vote and to dispose or to direct the disposition of the 678,077 shares of Common Stock. Each of Ally Bridge LB Management Limited, ABG Management Limited, Mr. Yu and Mr. Li disclaims such power to vote or direct the vote or power to dispose or direct the disposition of such 678,077 shares of Common Stock for all other purposes.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of the Issuer during the past 60 days.

CUSIP No. 80862K104	Page 10 of 12

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 7.01, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

References to the Consortium Agreement in Item 4 are qualified in its entirety, a copy of which is attached hereto as Exhibit 7.02 and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01	Joint Filing Agreement, dated February 22, 2016, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit 7.02	Consortium Agreement, dated February 22, 2016, by and among the Sponsors.

CUSIP No. 80862K104	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2016

Ally Bridge LB Healthcare Master Fund Limited

By:	/s/ Bin Li
Name: Bin Li Title: Director

Ally Bridge LB Management Limited

By:	/s/ Bin Li
Name: Bin Li Title: Director

ABG Management Limited

By:	/s/ Fan Yu
Name: Fan Yu Title: Director

Fan Yu

/s/ Fan Yu

Bin Li

/s/ Bin Li

CUSIP No. 80862K104	Page 12 of 12

SCHEDULE I

Certain information of the directors and executive officers of Ally Bridge LB Healthcare Master Fund Limited is set forth below:

Name	Title	Principal Occupation	Citizenship	Principal Business Address

Fan Yu	Director and executive officer	Director of ABG Management Limited	Hong Kong	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong

Bin Li	Director and executive officer	Director of Ally Bridge LB Healthcare Master Fund Limited	United States	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong

Jian Xiao	Director	Partner at Morrison & Foerster	United States	922 Moreno Ave, Palo Alto, CA 94303 USA

Thomas Charles Boone	Director	Medical consultant	United States	2715 Kelly Knoll Lane, Newbury Park, CA 91320 USA

John Hong-Chiun Wang	Director	Executive officer of Ming Tong Industrial	Taiwan	Yihua Residence, 11th Floor, #36, Lane 286, Zhi Fu Road, Taipei 10466 Taiwan

Each of Mr. Fan Yu and Mr. Bin Li is also a director and executive officer of Ally Bridge LB Management Limited, and Mr. Yu is also the director of ABG Management Limited.